                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                           (AMENDMENT NO.         )*
                                          ---------


                               The EastWind Group, Inc.
      --------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.10 per share
      --------------------------------------------------------------------
                         (Title of Class of Securities)


                  --------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 4 pages
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CUSIP No.                         Schedule 13G               Page 2 of 4 Pages



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ProFutures Special Equities Fund, L.P. 74-2786952
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) /  /
                                                             (b) /  /

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     806,707
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     806,707
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     0
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      806,707
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


      15.14%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*


      PN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!


                              Page 2 of 4 pages

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                                  SCHEDULE 13G



Item 1(a)  NAME OF ISSUER:

           The EastWind Group, Inc.
           ------------------------------------------------------------------


Item 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           100 Four Falls Corporate Center--
           Suite 305, West Conshohocken, PA 19428

           ------------------------------------------------------------------


Item 2(a)  NAME OF PERSON FILING:

            ProFutures Special Equities Fund, L.P.
           ------------------------------------------------------------------


Item 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            1310 Highway 620 South - Suite 200, Austin, Texas 78734
           ------------------------------------------------------------------


Item 2(c)  CITIZENSHIP:

            Delaware
           -----------------------------------------------------------------


Item 2(d)  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $0.10 per share
           -----------------------------------------------------------------


Item 2(e)  CUSIP NUMBER:


           -----------------------------------------------------------------


Item 3     TYPE OF REPORTING PERSON:

            PN
           -----------------------------------------------------------------


Item 4     OWNERSHIP:

          (a)  AMOUNT BENEFICIALLY OWNED: 806,707 shares


          (b) PERCENT OF CLASS: 15.14%. This percentage is based on total outstanding shares of 4,521,019 as of June 24, 1998, as set forth in the transaction documents between ProFutures Special Equities Fund, L.P. ("PSEF") and the Company, and on an assumed conversion price of $1.025 per share. On June 24, 1998, PSEF purchased directly from the Company in a private transaction 750 shares of Series C Convertible Preferred Stock ("the Shares"), convertible into shares of the Company's common stock, and three year Warrants for the purchase of 75,000 shares of such common stock, for an aggregate purchase price of $750,007.50 (including any brokerage commissions). The Shares may be converted into common stock at any time at a price equal to the average of the closing bid prices of the common stock for the five trading days preceding the date of conversion, subject to a ceiling and floor price. The Warrants have a fixed exercise price.



          (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:


               (i)    Sole power to vote or to direct the vote:               806,707
                                                                              -------

               (ii)   Shared power to vote or to direct the vote:                   0
                                                                              -------

               (iii)  Sole power to dispose or to direct the disposition of:   806,707
                                                                              -------

               (iv)   Shared power to dispose or to direct the disposition of:       0
                                                                              -------





                              Page 3 of 4 pages
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Item 5          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                    Not applicable
                -------------------------------------------------------------


Item 6          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                PERSON:
                    Not applicable
                -------------------------------------------------------------

Item 7 IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY:
                    Not applicable
                -------------------------------------------------------------


Item 8          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                    Not applicable
                -------------------------------------------------------------


Item 9          NOTICE OF DISSOLUTION OF GROUP:

                    Not applicable
                -------------------------------------------------------------


Item 10         CERTIFICATION:

                    Not applicable
                -------------------------------------------------------------


                                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     PROFUTURES SPECIAL EQUITIES FUND, L.P.
DATED:   July 2, 1998                By: ProFutures Fund Management, Inc.,
      --------------------               a General Partner

                                     By:  /s/ Gary D. Halbert
                                         ------------------------------------
                                              Gary D. Halbert
                                              President